# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1500 LIBERTY RIDGE DRIVE, SUITE 321, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 806,414; sole dispositive power 0; shared dispositive power 806,414; aggregate amount beneficially owned 806,414 (5.5% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 806,414; sole dispositive power 0; shared dispositive power 806,414; aggregate amount beneficially owned 806,414 (5.5% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 580,975; sole dispositive power 0; shared dispositive power 580,975; aggregate amount beneficially owned 580,975 (4% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 580,975; sole dispositive power 0; shared dispositive power 580,975; aggregate amount beneficially owned 580,975 (4% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 40,633; sole dispositive power 0; shared dispositive power 40,633; aggregate amount beneficially owned 40,633 (0.3% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 40,633; sole dispositive power 0; shared dispositive power 40,633; aggregate amount beneficially owned 40,633 (0.3% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,387,389; sole dispositive power 0; shared dispositive power 1,387,389; aggregate amount beneficially owned 1,387,389 (9.5% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,458,151; sole dispositive power 0; shared dispositive power 1,458,151; aggregate amount beneficially owned 1,458,151 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,458,151; sole dispositive power 0; shared dispositive power 1,458,151; aggregate amount beneficially owned 1,458,151 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,458,151; sole dispositive power 0; shared dispositive power 1,458,151; aggregate amount beneficially owned 1,458,151 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held an aggregate of 2,797.61 shares of Series C Non-Voting Convertible Preferred Stock (the "Series C Preferred Stock") convertible into an aggregate of 2,797,613 Shares. Each share of Series C Preferred Stock is initially convertible into, and will convert automatically into, 1,000 Shares, subject to the Beneficial Ownership Limitation (as defined below). The Issuer shall not effect any conversion of any Series C Preferred Stock and a holder of Series C Preferred Stock shall not have the right to convert any portion of its Series C Preferred Stock to the extent that, after giving effect to such attempted conversion, such holder, together with its Attribution Parties (as defined in the transaction documents), would beneficially own a number of Shares in excess of 9.99% of the outstanding Shares (the "Beneficial Ownership Limitation"). As of September 30, 2025, the Beneficial Ownership Limitation limits the conversion of the Series C Preferred Stock held by the Reporting Persons and the Partners Managed Account to 102,895 out of 2,797,613 Shares underlying the Series C Preferred Stock held by them.

As of the close of business on September 30, 2025 (i) BVF beneficially owned 806,414 Shares, including 102,895 Shares underlying certain shares of Series C Preferred Stock held by it, and excluding 1,368,105 Shares underlying certain shares of Series C Preferred Stock held by it; (ii) BVF2 beneficially owned 580,975 Shares, excluding 1,120,000 Shares underlying the shares of Series C Preferred Stock held by it; and (iii) Trading Fund OS beneficially owned 40,633 Shares, excluding 161,613 Shares underlying the shares of Series C Preferred Stock held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 806,414 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 580,975 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 40,633 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,387,389 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,458,151 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 30,129 Shares held in the Partners Managed Account and excluding the 45,000 Shares underlying the shares of Series C Preferred Stock held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,458,151 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,458,151 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 13,152,356 Shares outstanding, as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 900,938 Shares issued to the Reporting Persons on August 12, 2025 upon the conversion of certain Series C Preferred Stock previously held by the Reporting Persons, (iii) 439,918 Shares issued to the Reporting Persons on September 26, 2025 upon the conversion of certain Series C Preferred Stock previously held by the Reporting Persons and (iv) 102,895 Shares issuable upon the conversion of certain Series C Preferred Stock owned by the Reporting Persons, as applicable.

As of the close of business on September 30, 2025, (i) BVF beneficially owned approximately 5.5% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.0% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.5% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.0% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.5% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on August 23, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (11/14/2025)